September 30, 2011

VIA EDGAR, EMAIL AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Celeste M. Murphy, Legal Branch Chief
Terry French, Accountant Branch Chief Michael Henderson, Staff Accountant Paul Fischer, Attorney-Advisor

Re:	Ubiquiti Networks, Inc. Registration Statement on Form S-1 Amended on September 16, 2011 File No. 333-174974

Ladies and Gentlemen:

We are submitting this supplemental letter on behalf of Ubiquiti Networks, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 29, 2011 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-174974) (the “Registration Statement”).

The Company is concurrently submitting marked pages (the “Marked Pages”) of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) reflecting proposed changes to be made in connection with the Company’s filing of Amendment No. 4 to the Registration Statement (“Amendment No. 4”), on a supplemental basis. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and the supplemental Marked Pages. The Company intends to file Amendment No. 4 to incorporate the proposed changes to the Registration Statement on or prior to October 3, 2011.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s proposed response.

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

September 30, 2011

Share-based Compensation, page 49

1.	We note the quarterly fair values of your common stock as disclosed on page 49. Please revise your disclosures to address the specific factors that reconcile the difference between the appraised values for the 2010 quarterly valuations and the IPO price. Also disclose the factors contributing to the difference in the fair values of your common stock for options granted during each quarter for the twelve-month period preceding the most recent balance sheet date in the document.

In response to the Staff’s comment, the Company has revised the disclosure on the Marked Pages attached hereto as Exhibit A. The Company respectfully advises the Staff that it plans to effect a 2.5 for one forward stock split of the Company’s common and preferred stock (the “Split”) prior to the completion of the offering. Therefore, the Company has updated the numbers throughout Amendment No. 4 to reflect the Split. Accordingly, all of the numbers in the Marked Pages reflect post split numbers.

2.	We note the disclosure at page 60 of the repurchase of Series A preferred stock in July 2011 at a price of $22.42 per share. Please disclose the factors contributing to the difference in the fair value of $12.70 for common stock underlying options granted during the interim period June 30, 2011 and the repurchase price of the preferred stock.

The Company respectfully submits to the Staff that several key events developed in the period subsequent to June 30, 2011 which factored into the considerable increase from the assessed May 12, 2011 fair value per share of our common stock of $12.70 and the July 22, 2011 third-party negotiated repurchase price per share of $22.42 for our Series A preferred stock. In response to the Staff’s comment, the Company has revised the disclosure on the Marked Pages attached hereto as Exhibit A.

Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended (the “Act”), on behalf of the Company and the managing underwriters named in the section “Underwriters” of the prospectus included within the Registration Statement, the Company and such managing underwriters inform the Staff that the Company and such managing underwriters may orally request acceleration of the effective date of the Registration Statement and that the Company and such underwriters are aware of their respective obligations under the Act.

The Company and the underwriters currently expect that they will request acceleration of the effectiveness of the Registration Statement the week of October 10, 2011. Appropriate requests for acceleration of effectiveness and information required pursuant to Rules 460 and 461 of the Securities Act and 15c2-8 of the Securities Exchange Act of 1934, as amended, will be delivered to the Staff.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

September 30, 2011

Please direct your questions or comments to Robert P. Latta (650-320-4646; rlatta@wsgr.com) of this office or me (650-320-4509; jreigel@wsgr.com). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI, Professional Corporation

/s/ Julia Reigel Julia Reigel

Enclosures

cc:	Robert J. Pera, Ubiquiti Networks, Inc.

John Ritchie, Ubiquiti Networks, Inc.

Steven J. Hanley, Esq., Ubiquiti Networks, Inc.

Robert P. Latta, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP

Joseph K. Wyatt, Esq., Wilmer Cutler Pickering Hale and Dorr LLP